UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 May 2012
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308, 333-6040 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

N      E      W      S                R      E      L      E      A      S      E
16 May 2012

CRH TRANSFERS ITS 49% HOLDING IN PORTUGUESE

CEMENT JOINT VENTURE SECIL TO SEMAPA

CRH plc, the international building materials company, announces that it has transferred its 49% shareholding in Secil, the Portuguese cement producer, to Semapa (SGPS, S.A.), its former joint venture partner.

The transfer is pursuant to a call option exercised by Semapa and confirmed by an award issued by an Arbitral Tribunal in Paris, functioning under the Rules of Arbitration of the International Chamber of Commerce (ICC), at a valuation of €574 million.

The net proceeds received by CRH amount to €564.5 million and reflect the valuation set by the Arbitral Tribunal as adjusted for legal costs awarded to Semapa and other amounts due to Semapa by CRH.

Semapa has indicated that it intends to continue its proceedings in the Cour d'Appel (court of appeal) in Paris in relation to the award made by the Arbitral Tribunal. CRH will be represented at the hearing.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee                    Chief Executive
Albert Manifold        Chief Operating Officer
Maeve Carton            Finance Director

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007

E-MAIL: mail@crh.com WEBSITE: www.crh.com  Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant
)

Date 16 May 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director